SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       Security Capital Group Incorporated
                                (Name of Issuer)

                 Class A Common Stock, Par Value $ .01 Per Share
                 Class B Common Stock, Par Value $ .01 Per Share
                         (Title of Class of Securities)

                                    81413P204
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 April 27, 2000
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box  |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D
CUSIP No. 81413P204
--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

          (a)      |_|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
  NUMBER OF          7      Sole Voting Power
   SHARES                   52,164 shares of Class A Common Stock
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY           8      Shared Voting Power
    EACH                    0
 REPORTING           -----------------------------------------------------------
  PERSON             9      Sole Dispositive Power
   WITH                     52,164 shares of Class A Common Stock
                     -----------------------------------------------------------
                     10     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          52,164 shares of Class A Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)     4.4%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)            EP
--------------------------------------------------------------------------------


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


CUSIP No. 81413P204
--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

          (a)   |_|

          (b)   |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
  NUMBER OF          7      Sole Voting Power
   SHARES                   2,608,200 shares of Class B Common Stock
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY           8      Shared Voting Power
    EACH                    0
 REPORTING           -----------------------------------------------------------
  PERSON             9      Sole Dispositive Power
   WITH                     2,608,200 shares of Class B Common Stock
                     -----------------------------------------------------------
                     10     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,608,200 shares of Class B Common Stock*
          *assumes ownership of 2,608,200 shares issuable upon conversion of Class A Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)     4.9%*
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)            EP

--------------------------------------------------------------------------------


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



Item 1.   Security and Issuer

                  The classes of equity securities to which this amendment relates are the Class A common stock, par value $.01 per share (the "Class A Stock") and Class B common stock, par value $.01 per share (the "Class B Stock") of Security Capital Group Incorporated, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501. The following amendments to Items 4 and 5 are hereby made.

Item 4.  Purpose of Transaction.

                  On April 20, 2000, the Fund sold all of its interests in the 6.5% Convertible Subordinated Debentures due March 29, 2016 (the "Debentures") of the Issuer.

                  On April 27, 2000, the Fund sold 1,000 shares of Class A Stock and 10,600 shares of Class B Stock.

Item 5.   Interest in Securities of the Issuer

                  (a)-(b) The Fund is the sole beneficial owner of and has the sole power to vote or to direct the vote or dispose or direct the disposition of 52,164 shares of Class A Stock representing 4.4% of the outstanding shares of the Issuer's Class A Stock.

                  The Fund is the sole beneficial owner of and has the sole power to vote or to direct the vote or dispose or direct the disposition of 2,608,200 shares of Class B Stock representing 4.9% of the outstanding shares of the Issuer's Class B Stock. The calculation of the foregoing number of shares assumes the conversion of the Class A Stock owned by the Fund into 2,608,200 shares of Class B Stock.

                  The calculations of the foregoing percentages are based on the number of shares of Class A Stock and Class B Stock disclosed as outstanding by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 1999. To the knowledge of the Fund, there are no Class A shares or Class B shares which are beneficially owned by any director or executive officer of the Fund.

                  (c) On April 20, 2000, the Fund sold all of its interests in the Debentures of the Issuer to the Issuer in exchange for 1,589,776 common shares of beneficial interest, par value $1.00 per share, of Archstone Communities Trust, a Maryland corporation. On April 27, 2000, the Fund sold 1,000 shares of Class A Stock on the open market for a price of $740.00 per share and all of the 10,600 shares of Class B Stock it owned on the open market for a price of $14.875 per share.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock held by the Fund.

                  (e) On April 20, 2000, the Fund ceased to be the beneficial owner of more than five percent of the Issuer's Class A Stock. On April 27, 2000, the Fund ceased to be the beneficial owner of more than five percent of the Issuer's Class B Stock.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 2, 2000

                                            STICHTING PENSIOENFONDS ABP


                                            By:  /s/ Rene Maatman
                                                 -------------------------------
                                            Name:  Rene Maatman
                                            Title: Authorized Signatory



                                            By:  /s/ Jan Van Roekel
                                                 -------------------------------
                                            Name:  Jan Van Roekel
                                            Title: Authorized Signatory




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